FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The name and address of the reporting issuer is Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4.

2.	Date of Material Change

The material change occurred on June 15, 2006.

3.	News Release

The press release reporting the material change was issued on June 16, 2006 in Toronto through Canada News Wire.

4.	Summary of Material Change

The Board of Directors of Norbord Inc. declared the payment of a special dividend of Cdn. $1.00 per share to its common shareholders, payable on July 14th, 2006 to shareholders of record on June 30th, 2006.

5.	Full Description of Material Change

Refer to the press release of Norbord dated June 16, 2006 which is attached to this report and being filed herewith.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

John Tremayne Executive Vice-President & Chief Financial Officer 416-643-8850

9.	Date of Report

June 19, 2006

NEWS RELEASE

Norbord Declares Third Special Dividend

TORONTO, ON (June 16, 2006) – Following the annual strategy meeting with the Board of Directors, Norbord Inc. announced today the Board has declared a special dividend of CAD $1.00 per common share payable on July 14, 2006 to shareholders of record on June 30, 2006.

"This is the third special dividend Norbord has declared in as many years," said Barrie Shineton, Norbord’s President and Chief Executive Officer: "The strength of this housing cycle has been unprecedented, enabling Norbord to generate record cash flow. And we remain confident Norbord’s low cost position will ensure the company continues to generate healthy cash flow throughout the cycle."

This special dividend is in addition to the regular common annual dividend of CAD $0.40 per share. The total return of capital to shareholders from the special dividend will be approximately CAD $143 million. Norbord paid CAD $1.00 special dividends on each of May 20, 2005 and September 30, 2004. Dividends are declared at the complete discretion of Norbord’s Board of Directors, and the company has no present intention of declaring future special dividends.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly-traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Michael Botha
Corporate Controller
(416) 643-8837
michael.botha@norbord.com

Note - Some of the statements included or incorporated by reference in this news release constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this news release that are not clearly historical in nature are forward-looking, and the words "will ensure", "continues to", "has no present intention of" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "Risks of the Business" and those disclosed in our other filings with securities regulators. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4